Lend Lease

CORPORATION

File No 82-3498





Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

14 February 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
14 February 2002	Announcement to Australian Stock Exchange Sale of Interest in Kiwi Property Group

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

SEC\Sale of Kiwi Property Group.doc

LL0004

Lend Lease
CORPORATION

File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

14 February 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF INTEREST IN KIWI PROPERTY GROUP

Lend Lease Corporation Limited ("Lend Lease") announces the sale of its interest in the New Zealand property funds management company, Kiwi Income Properties Limited ("Kiwi Group"), and associated assets to Colonial First State Property.

A copy of the media release is attached.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

File No 82-3498

Lend Lease
CORPORATION

MEDIA STATEMENT **14 FEBRUARY 2002**

SALE OF INTEREST IN KIWI PROPERTY GROUP

Lend Lease Corporation Limited ("Lend Lease") announces the sale of its interest in the New Zealand property funds management company, Kiwi Income Properties Limited ("Kiwi Group"), and associated assets to Colonial First State Property.

Lend Lease acquired its interest in Kiwi Group in 1998. Since then Lend Lease has assisted Kiwi management in the restructuring of the Kiwi Group and provided management advice on its retail assets.

The Kiwi Group was owned 50% by Lend Lease, 25% by interests associated with Ross Green and Richard Didsbury, and 25% by Canadian interests. Colonial First State Property is acquiring 100% of the business.

Lend Lease held an option to increase its interest in the Kiwi Group to 100%, exercisable this year.

Lend Lease Real Estate Investments' Global Chief Executive, Mr David Ross said, "The decision to sell down our interest clarifies Kiwi Group's long-term ownership structure for investors, while freeing us to concentrate resources on other initiatives as we expand our global real estate investment management business."

The sale is conditional upon receiving approval from New Zealand's Overseas Investment Commission. Settlement of the transaction is expected at the end of March 2002.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
02 9236 6116

Mary Beth Lally
Lend Lease Corporation
02 9236 6883